VF3-3-03 AK

03002317

STATES
HANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8-50755

RECEIVED FEB 28 2003 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAMEAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Wharton Capital Markets LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard J. Kerker — (212) 765-6777
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

AFFIRMATION

We, Howard J. Kerker and Barry R. Minsky, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wharton Capital Markets LLC for the year ended December 31, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February ~~20~~ 21, 2003
Date

President
Title

Signature — February ~~20~~ 21, 2003
Date

Member
Title

Subscribed and sworn to before me
this day ~~20th~~ 21 of February 2003

Notary Public

MARK SCHWARZ
Notary Public, State of New York
No. 02SC8880770
Qualified in New York County
Commission Expires November 30, 2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Wharton Capital Markets LLC

We have audited the accompanying statement of financial condition of Wharton Capital Markets LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of Wharton Capital Markets LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2003

WHARTON CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$35,076
Investments, at fair value	25,000
Total assets	$60,076

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$17,200
Taxes payable	975
Total liabilities	18,175
MEMBERS' EQUITY	41,901
TOTAL LIABILITIES AND MEMBERS' EQUITY	$60,076

See notes to statement of financial condition.

WHARTON CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Wharton Capital Markets LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on February 27, 1997. The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business activity of the Company is to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the "Act"). Placements of such securities are only offered to accredited investors in accordance with the rules and the provisions of Regulation D of the Act. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date. All cash is on deposit with a major money center bank.

Use of Estimates - The preparation of the statement of condition in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statement are prudent and reasonable. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investments – Investments are carried at fair value and consist of common stock of The NASDAQ Stock Market, Inc.

Income Taxes - The Company is treated as a partnership for federal and state tax purposes, as each member is individually responsible for reporting income or loss as required by federal and state tax regulations. The Company is subject to New York City Unincorporated Business Tax (UBT) and has assessed its tax provision in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. There are no UBT tax liabilities for the current year.

New Accounting Pronouncements - In November 2002, the FASB issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company will adopt FIN No. 45, as required in fiscal year 2003. Management believes that the adoption will not have a material impact on the financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51,* ("FIN No. 46"). FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as Variable Interest Entities or "VIEs." FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. FIN No. 46, as it relates to existing entities, is effective for fiscal periods beginning after June 15, 2003. For new entities, FIN No. 46 is effective January 31, 2003. The Company will adopt FIN No. 46 as required in fiscal year 2003. Management believes that the adoption will not have a material impact on the financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

4. RELATED PARTIES

Certain members of the Company are shareholders of Wharton Capital Corp. ("WCC") and Wharton Capital Partners Ltd. ("WCP"). The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated as a stand-alone entity.

The Company subleases office space from WCC on monthly basis and has no future rental commitments.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $38,151, which was $33,151 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .48 to 1.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 20, 2003

Wharton Capital Markets LLC
545 Madison Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Wharton Capital Markets LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 20, 2003), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP